SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 6)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         NORTHWEST AIRLINES CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    667280101
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 14, 2007
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 19 Pages)

CUSIP No. 667280101                    13D                Page 2 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](1)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 3 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                               Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](2)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 4 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                             Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](3)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(3) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 5 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](4)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(4) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 6 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](5)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(5) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 7 of 19 Pages

Item 1.   Security and Issuer.

          The Schedule 13D initially filed on November 22, 2006, amended by Amendment No. 1 filed on December 11, 2006, amended by Amendment No. 2 filed on January 5, 2007, amended by Amendment No. 3 filed on January 29, 2007, amended by Amendment No. 4 filed on April 27, 2007, amended by Amendment No. 5 filed on May 17, 2007, relating to the common stock (the "Common Stock") of Northwest Airlines Corporation (the "Issuer"), whose principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121, is hereby amended and restated in its entirety by this Amendment No. 6 to the Schedule 13D.

          This Amendment No. 6 to the Schedule 13D corrects certain clerical errors found on Schedule A of the Amendment No. 5 filed on May 17, 2007.
Certain of the transactions were inadvertently reflected as purchases rather than sales. Schedule A has been revised to reflect such transactions as sales in this Amendment No. 6.

Item 2.   Identity and Background.

          (a)  This statement is filed by:
                  (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

                  (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

                  (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

                  (iv) Owl Creek Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("SRIF"); and

                  (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

          (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek
II. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and SRIF.

          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 667280101                    13D                Page 8 of 19 Pages

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.   Source and Amount of Funds and Other Consideration.

          The shares of Common Stock were purchased with the working capital of Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF. The Reporting Persons' cash transactions are with Morgan Stanley & Co., on such firm's usual terms and conditions.

Item 4.   Purpose of the Transaction.

          The Reporting Persons originally acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Acquisition of beneficial ownership of, in the aggregate, in excess of 4,450,000 shares of Common Stock requires compliance with certain notice provisions of an order issued in connection with the Issuer's bankruptcy case (the "Order"). The Reporting Persons may, in the future, seek to acquire beneficial ownership of more than 4,450,000 shares of Common Stock, and, if so, will comply with the Order in all respects. The Reporting Persons currently hold no shares of Common Stock, as disclosed in this Amended Schedule 13D, and thus no action is required by the Reporting Persons under the Order.

          As previously disclosed in the Owl Creek I, L.P. amended Schedule 13D filed April 27, 2007 ("Amendment 4"), an unofficial Northwest Equity Committee (the "Ad Hoc Committee") was formed to protect the interests of the holders of the Issuer's common stock. The Ad Hoc Committee retained legal and financial advisors, and on January 11, 2007, first appeared before the United States Bankruptcy Court of the Southern District of New York (the "federal bankruptcy court") making a motion to compel the Acting United States Trustee ("UST") to appoint an official Northwest Equity Committee.

CUSIP No. 667280101                    13D                Page 9 of 19 Pages

          The Reporting Persons were concerned that the Issuer has abandoned its public stockholders in all respects, and in particular that there may be a plan or design to transfer value from stockholders to creditors and management by delaying a merger or similar transaction until after the Issuer emerges from bankruptcy. During a February 14, 2007 hearing, the federal bankruptcy court made clear that issues concerning potential post-emergence transactions do not pertain to a motion for an official equity committee, and moreover, it believes members of the Ad Hoc Committee should not be permitted to investigate such matters. The Ad Hoc Committee on February 28, 2007, withdrew its motion for an official equity committee. Following this withdrawal, on March 13, 2007, the Ad Hoc Committee moved for the UST to appoint an examiner on the limited issue of whether the Issuer and creditors are contemplating a merger or other transaction upon emergence, rather than to engage in such transaction within the reorganization. On April 5, 2007, the UST appointed an examiner to issue a written report regarding whether the Issuer has undervalued the company and ancillary issues. On May 14, 2007, the examiner filed his report under seal.

          On April 6, 2007, the Issuer filed an amended Form 10-K for the fiscal year ended December 31, 2006 where it indicated that the Common Stock of the Issuer was registered under Section 12(g) of the Securities Exchange Act of 1934.

          In addition to the above, the legal advisors to the Ad Hoc Committee have submitted the following motions to the federal bankruptcy court: (i) an objection to the Issuer's motion extending the exclusive period in which the Issuer may solicit acceptances to its proposed plan of reorganization, (ii) an objection to the adequacy of the Issuer's proposed disclosure statement, (iii) an objection authorizing the Issuer to enter into an equity commitment agreement with J.P. Morgan Securities, Inc. and certain related matters, (iv) an objection to an order authorizing the Issuer to amend its restructuring agreement with Airbus, settle certain claims with Airbus and file such agreements under seal, and (v) an objection to confirmation of the bankruptcy plan proposed by the Issuer (the "Plan"). From time to time, the legal advisors to the Ad Hoc Committee have enganged in proceedings relating to discovery undertaken in connection with the aforementioned motions.

          The legal and financial advisors were retained in January 2007 to undertake certain information and diligence projects, to assist the Ad Hoc Committee in determining whether the Issuer was undervalued, to appear in the federal bankruptcy court, and to conduct additional analyses of the business, operations, management, strategy, bankruptcy case and future plans of the Issuer which include, among other things, the pursuit of potential strategic alternatives and other initiatives and transactions that are designed to enhance enterprise and shareholder value. Unaffiliated third parties have been approached with regard to potential strategic alternatives including alternatives to the Plan.

          On Friday evening, May 11, 2007, the Issuer and certain affiliated debtors (collectively, the "Debtors"), the Official Committee of Unsecured Creditors (the "UCC"), the Ad Hoc Committee of Certain Claims Holders (the "ACC") and the Ad Hoc Committee (together with the Debtors, the UCC and the ACC, the "Parties"), reached a settlement as a matter of principle (the "Settlement"). On Monday, May 14, 2007, the Parties filed a motion for approval of the Settlement with the federal bankruptcy court. Pursuant to the terms of the Settlement, in exchange for the Ad Hoc Committee's agreement to withdraw any and all objections to the Plan (including objections to the substantive consolidation of certain Debtor entities contained in the Plan, and any objections to certain general unsecured claims of various labor unions), the Parties have agreed, among other things, that (i) the Debtors and the UCC shall release the Ad Hoc Committee and all current and former members of the Ad Hoc Committee, and (ii) the Debtors will pay the Ad Hoc Committee's professional fees and expenses up to $5 million, subject to the Ad Hoc Committee providing reasonable documentation to substantiate such fees and expenses. On Wednesday,

CUSIP No. 667280101                    13D                Page 10 of 19 Pages

May 16, 2007, the federal bankruptcy court approved the Settlement pending the receipt of the necessary documentation to substantiate the professional fees and expenses incurred by the Ad Hoc Committee.

          As a result of the actions undertaken on behalf of the Ad Hoc Committee as stated above, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with one or more of the other members of the Ad Hoc Committee. The Reporting Persons expressly disclaim membership in a group with the other members of the Ad Hoc Committee or any other person.

          If the Reporting Persons were found to have been members of a group with the other members of the Ad Hoc Committee, then based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group as of May 16, 2007 would have been 2,632,819 shares or approximately 3.0% of the Issuer's Common Stock. As of the date of this amended Schedule 13D filing, the Ad Hoc Committee consists of the Reporting Persons and two other members.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

          On May 16, 2007, the federal bankruptcy court approved the aforementioned Settlement. After the Settlement was approved, the Reporting Persons sold their Common Stock holdings in open market transactions.
See Schedule A.

Item 5.   Interest in Securities of the Issuer.

     A.   Owl Creek I, L.P.
          (a)  Aggregate number of shares beneficially owned: -0-
Percentage: 0.0% The percentages used herein and in the rest of Item 5 are calculated based upon 87,398,705 shares of Common Stock that are outstanding as of March 31, 2007 as reported by the Issuer in its Form 10-Q filed on May
10, 2007.
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: -0-
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: -0-
          (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated herein by reference.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e) On May 16, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 667280101                    13D                Page 11 of 19 Pages

     B.   Owl Creek II, L.P.
          (a)  Aggregate number of shares beneficially owned: -0-
               Percentage: 0.0%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: -0-
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: -0-
          (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek II in the Common
Stock within the last 60 days, are set forth in Schedule A and are incorporated herein by reference.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e) On May 16, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

     C.   Owl Creek Advisors, LLC
          (a)  Aggregate number of shares beneficially owned: -0-
               Percentage: 0.0%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: -0-
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: -0-
          (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek II. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I and Owl Creek II in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e) On May 16, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

     D.   Owl Creek Asset Management, L.P.
          (a)  Aggregate number of shares beneficially owned: -0-
               Percentage: 0.0%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: -0-
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: -0-
          (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and SRIF and has the power to direct the investment activities of Owl Creek Overseas and SRIF. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.

CUSIP No. 667280101                    13D                Page 12 of 19 Pages


          (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
          (e) On May 16, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

     E.   Jeffrey A. Altman
          (a)  Aggregate number of shares beneficially owned: -0-
               Percentage: 0.0%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: -0-
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: -0-
          (c) Mr. Altman did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d)  Not applicable.
          (e) On May 16, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

     F.   Debt Securities Holdings

          Pursuant to Telephone Interpretation O.14 in the SEC Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, in addition to the shares of Common Stock acquired by the Reporting Persons, the Reporting Persons hold in the aggregate $19,000,000 face amount of the Issuer's 10% Notes due February 1, 2009, $19,200,000 face amount of the Issuer's 9.875% Notes due March 15, 2007, $11,000,000 of the Issuer's 8.875% Notes due June 1, 2006 and $5,000,000 of the Issuer's 8.70% Notes due March 15, 2007. The acquisition dates, face amount and the purchase amount of the unsecured notes held by the Reporting Persons are set forth in Schedule B and are incorporated herein by reference.

          As indicated in Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the other members of the Ad Hoc Committee. The Reporting Persons expressly disclaim membership in a group with the other members of the Ad Hoc Committee or any other person. On information and belief, the other current members of the Ad Hoc Committee are Marathon Asset Management LLP and its affiliates and Jeremy Hosking, and the aggregate number of shares of Common Stock of the Issuer beneficially owned as of May 16, 2007 by all of such persons, including the Reporting Persons, was 2,632,819 shares, or 3.0% of the shares outstanding.

CUSIP No. 667280101                    13D                Page 13 of 19 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1. Letter to the Acting United States Trustee dated November 21, 2006. (previously filed)

Exhibit 2.  Joint Filing Agreement (previously filed)

Exhibit 3. Second Letter to the Acting United States Trustee dated December 8, 2006. (previously filed)

Exhibit 4. Letter from the Acting United States Trustee dated December 21, 2006. (previously filed)

Exhibit 5. Letter to the Chairman of the Board of Directors of the Issuer dated January 26, 2007. (previously filed)

Exhibit 6. Verified Statement of Kasowitz, Benson, Torres & Friedman LLP Pursuant to Bankruptcy Rule 2019(a) filed as of January 16, 2007. (previously filed)

Exhibit 7. Verified Amended Statement of Kasowitz, Benson, Torres & Friedman LLP Pursuant to Bankruptcy Rule 2019(a) filed as of January 19, 2007. (previously filed)

Exhibit 8. Verified Amended Statement of the Ad Hoc Committee of Equity Security Holders Pursuant to Bankruptcy Rule 2019(a) filed as of March 21, 2007. (previously filed)

Exhibit 9. Joint Motion of the Debtors, the Official Committee of Unsecured Creditors, the Ad Hoc Committee of Certain Claims Holders and the Ad Hoc Equity Committee, Pursuant to Federal Rule of Bankruptcy Procedure 9019 to Approve Compromise and Settlement and Determining that AHC Satisfied the Requirements of
Section 503(b) of the Bankruptcy Code, filed May 14, 2007.

CUSIP No. 667280101                    13D                Page 14 of 19 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 17, 2007

                                 /s/ JEFFREY A. ALTMAN
                                 ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 667280101                    13D                Page 15 of 19 Pages


                                   Schedule A

                               OWL CREEK I, L.P.

Date of              Number of shares         Price per      Open market/Cross
Transaction          Purchased/(Sold)           share           Transaction
---------------      -------------------      ---------      -----------------

4/16/2007                (178,300)              (0.02)            o

CUSIP No. 667280101                    13D                Page 16 of 19 Pages


                               OWL CREEK II, L.P.

Date of              Number of shares         Price per      Open market/Cross
Transaction          Purchased/(Sold)           share           Transaction
---------------      -------------------      ---------      -----------------

4/16/2007              (1,440,000)              (0.02)            o

CUSIP No. 667280101                    13D                Page 17 of 19 Pages


                          OWL CREEK OVERSEAS FUND, LTD.

Date of              Number of shares         Price per      Open market/Cross
Transaction          Purchased/(Sold)           share           Transaction
---------------      -------------------      ---------      -----------------

4/16/2007               (2,714,800)             (0.02)             o

CUSIP No. 667280101                    13D                Page 18 of 19 Pages


             OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.

Date of              Number of shares         Price per      Open market/Cross
Transaction          Purchased/(Sold)           share           Transaction
---------------      -------------------      ---------      -----------------

4/16/2007                  (66,900)              (0.02)             o

CUSIP No. 667280101                    13D                Page 19 of 19 Pages

                                   Schedule B

     Additional Securities of the Issuer Purchased by the Reporting Persons


--------------------------------------------------------------------------------
                                           Face Amount    Date of     Purchase
                                            of Claim    Acquisition    Amount
--------------------------------------------------------------------------------
Issuer's 10% Notes due February 1, 2009     $9,000,000   11/16/2006   $7,537,500
                                           $10,000,000   11/17/2006   $8,340,000
--------------------------------------------------------------------------------
Issuer's 9.875% Notes due March 15, 2007    $9,000,000   11/16/2006   $7,735,000
                                            $2,000,000   11/17/2006   $1,685,000
                                            $4,000,000   11/20/2006   $3,415,000
                                            $4,200,000   12/05/2006   $3,612,000
--------------------------------------------------------------------------------
Issuer's 8.875% Notes due June 1, 2006      $6,000,000   11/20/2006   $4,955,000
                                            $5,000,000   11/21/2006   $4,162,500
--------------------------------------------------------------------------------
Issuer's 8.70% Notes due March 15, 2007     $5,000,000   11/21/2006   $4,175,000
--------------------------------------------------------------------------------